Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

May 24, 2019

VIA EDGAR

Ashley Vroman-Lee, Esq., Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Registration Statement on Form N-2, filed on May 24, 2019

Dear Ms. Vroman-Lee:
On behalf of OFS Credit Company, Inc. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).
The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File Nos. 333-228463 and 811-23299) (the “Preferred Stock Registration Statement”) initially filed with the Commission on November 19, 2018 and declared effective on March 19, 2019, except for (i) revisions reflecting the Company’s offering of subscription rights to purchase shares of the Company’s common stock, and (ii) revisions reflecting material developments relating to the Company since the effective date of the Preferred Stock Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

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